Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of August 31, 2008. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on June 27, 2008.
As of August 31, 2008

	NOK	U.S.$
	(in millions) (unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	113,760.9	21,102.4

Long-term debt (excluding current portions)
Bonds	100,251.7	18,596.5
Subordinated debt	1,343.5	249.2
Total long-term debt	101,595.2	18,845.7

Capital contribution securities	469.8	87.1

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 263,914)	2,771.1	514.0
Other equity	905.9	168.0
Share premium reserve	173.4	32.2
Net income for the period	47.3	8.8

Total shareholders’ equity	3,897.7	723.0

Total capitalization	219,723.6	40,758.2

*	All our debt is unsecured and unguaranteed.

For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.3909 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on August 31, 2008.